SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Natrol, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

638789107

(CUSIP Number)

Sanjay Pai

Plethico Pharmaceuticals Limited

1st Floor, Crimpage Corp.

Plot No. 57, Street No. 17

M.I.D.C., Andheri (E)

Mumbai, India 400 093

011-91-22-66988301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

November 18, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 638789107

1.	NAMES OF REPORTING PERSONS: Plethico Pharmaceuticals Limited (“Plethico”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 6,029,500[1]
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,029,500[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.3%[2]
14.	TYPE OF REPORTING PERSON CO

[1]

Pursuant to the Tender and Support Agreements described below, Plethico may be deemed to have beneficial ownership of Natrol common stock outstanding on the record date of any such vote at a shareholder meeting or through written consent for certain events as set forth in the Tender and Support Agreements. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Plethico that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

[2]	Based on 14,261,944 shares of Natrol common stock outstanding as of November 14, 2007 as set forth in the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Natrol, Inc., organized under the laws of the State of Delaware (“Natrol”). Natrol’s principal executive offices are located at 21411 Prairie Street, Chatsworth, CA 91311.

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed by Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (“Plethico”). The address of the principal place of business and principal office of Plethico is Administrative Office, 37, Pologround, Industrial Estate, Indore 452015 (Madhya Pradesh), India. Plethico, together with its subsidiaries, is a herbal/nutraceutical focused company, engaged in the manufacture, marketing and distribution of pharmaceutical and allied healthcare products. The name, business address and present principal occupation or employment of each executive officer and director of Plethico, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither Plethico nor, to Plethico’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Plethico nor, to Plethico’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Plethico is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Shares (as defined below) to which this Statement relates have not been purchased by Plethico, and thus no funds were used for such purpose. As an inducement for Plethico to enter into the Merger Agreement described in Item 4 and in consideration thereof, the Balbert Family Trust and Trisha Balbert (the “Principal Shareholders”) entered into separate tender and support agreements, dated as of November 18, 2007 (the “Tender and Support Agreements”), with Plethico with respect to the Shares. Plethico did not pay additional consideration to the Principal Shareholders in connection with the execution and delivery of the Tender and Support Agreements. For a description of the Tender and Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

As an inducement for Plethico to enter into the Merger Agreement (as defined below), the Principal Shareholders entered into the Tender and Support Agreements. The purpose of the Tender and Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On November 18, 2007, Plethico, Nutra Acquisition Company, Inc., a Delaware corporation and a direct wholly owned subsidiary of Plethico (“Merger Sub”), and Natrol entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Natrol (the “Merger”), with Natrol continuing as the surviving corporation after the Merger. As a result of the Merger, Natrol will be wholly owned by Plethico. The Board of Directors of Plethico and Natrol approved the Merger and the Merger Agreement.

The Merger will be effected by means of a front-end, cash tender offer (the “Tender Offer”) by Merger Sub for all of the outstanding shares of Natrol’s Common Stock, at $4.40 net per share in cash, followed by a second-step, cash-out merger in which untendered Natrol common stock will be acquired at the same net cash price per share. All Natrol stock options will receive cash equal to the excess, if any, of $4.40 over their exercise price. In addition, Natrol has granted us the option (the “Top-Up Option”) to purchase a number of newly issued Shares of Natrol equal to the lowest number of Shares that, when added to the number of Shares already owned by the Plethico and its affiliates, constitutes one Share more than 90% of the fully diluted Shares (taking into account the Shares to be issued pursuant to the Top-Up Option). The purchase price per Share for any Shares purchased by us under the Top-Up Option would be equal to the Offer Price. The Top-Up Option is subject to certain additional terms and conditions, including that Natrol is not required to issue shares to the extent that such issuance would require approval of stockholders pursuant to the rules of the Nasdaq Global Market.

Tender and Support Agreements

In connection with the execution of the Merger Agreement, on November 18, 2007, Plethico entered into the Tender and Support Agreements with the Principal Shareholders, pursuant to which the Principal Shareholders agreed to tender an aggregate of 6,029,500 shares (the “Shares”) of Common Stock of Natrol in the Tender Offer in accordance with the terms of the Offer as promptly as practicable after the commencement of the Tender Offer and not to withdraw the Shares from the Tender Offer until the Merger Agreement has been terminated.

In addition, the Principal Shareholders agreed to vote the Shares in favor of the principal terms of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Natrol at which such matters are considered. Further, the Principal Shareholders agreed to vote against (i) any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay or adversely affect the transactions contemplated by the Merger Agreement, (ii) any Takeover Proposal (as defined below) and any action in furtherance thereof, (iii) any reorganization, recapitalization or winding-up of Natrol or any other extraordinary transaction involving Natrol, or (iv) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Natrol under the Merger Agreement or of the Principal Shareholders under the Tender and Support Agreements.

“Takeover Proposal” means any inquiry, proposal, offer, agreement-in-principle, letter of intent, term sheet, merger agreement, joint venture agreement, option agreement, partnership agreement or other similar instrument with or from any third party relating to any (A) acquisition of assets of Natrol and its subsidiaries (including securities of subsidiaries of Natrol) equal to 15% or more of the Natrol’s consolidated assets or to which 15% or more of Natrol’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 15% or more of the outstanding shares of capital stock or any other voting securities of Natrol, (C) tender offer (including a self-tender offer) or exchange offer that if consummated would result in any third party beneficially owning 15% or more of outstanding shares of capital stock or any other voting securities of Natrol or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Natrol or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Natrol, in each case other than the transactions contemplated by the Merger Agreement.

In furtherance of the Principal Shareholders’ covenants under the Tender and Support Agreements, the Principal Shareholders agreed to grant, for a period beginning on the date of the Tender and Support Agreements and continuing until the termination of the Tender and Support Agreements in accordance with their terms, to Plethico an irrevocable proxy appointing Plethico, as the Principal Shareholder’s proxy and attorney-in-fact (with full power of substitution) authorizing the Shares to be voted in accordance with the provisions of the Tender and Support Agreements.

Subject to the terms of the Tender and Support Agreements, for a period beginning on the date of the Tender and Support Agreements and continuing until the termination of the Tender and Support Agreements in accordance with their terms, the Principal Shareholders also agreed not to transfer, or enter into any agreement with respect to a transfer of any of the Shares, without the prior written consent of

Plethico. The Principal Shareholders agreed not to (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift), (iii) otherwise permit any liens to be created on, or (iv) enter into any contract (including any derivative, hedging or other agreement), option or other arrangement (including any profits sharing arrangement) or understanding with respect to the direct or indirect transfer of any Shares. Notwithstanding the foregoing, the Principal Shareholders may take any action described in the previous two sentences, so long as the other party is (i) (a) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of the Principal Shareholders, (b) any charitable organization, (c) any trust, the trustees of which include only the persons named in clause (a) and the beneficiaries of which include only the persons named in clause (a), (b) or (c), or (d) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named above; and (ii) agrees to accept Shares subject to the terms and conditions of the Tender and Support Agreements and be bound by the Tender and Support Agreements; provided, however, that notwithstanding such transfer or arrangement, the Principal Shareholders shall continue to be liable for any breach by such transferee of its agreements and covenants under the Tender and Support Agreements.

The Tender and Support Agreements terminates upon the earlier of (x) the Effective Time, (y) the agreement of the parties hereto to terminate the Tender and Support Agreements, and (z) the termination of the Merger Agreement in accordance with its term.

The foregoing descriptions of the Tender and Support Agreements and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements. The Tender and Support Agreements and the Merger Agreement are filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Tender and Support Agreements and the Merger Agreement, neither Plethico nor, to Plethico’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Pursuant to the Tender and Support Agreements, Plethico may be deemed to have beneficial ownership of 6,029,500 shares of Common Stock outstanding on the record date of any vote at a shareholder meeting or through written consent for certain events as set forth in the Tender and Support Agreements. Based on 14,261,944 shares of Natrol common stock outstanding as of November 14, 2007 as set forth in the Merger Agreement, Plethico may be deemed to have beneficial ownership of 42.3% of Natrol Common Stock outstanding if the record date were November 14, 2007. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Plethico that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Plethico’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Tender and Support Agreements, Plethico may be deemed to have shared power to vote 6,029,500 shares of Common Stock held by the Principal Shareholders.

The information required by Item 2 relating to the Principal Shareholders is set forth on Schedule B and is incorporated herein by reference.

(c) Except for the Merger Agreement and the Tender and Support Agreements, and the transactions contemplated by those agreements, neither Plethico nor, to Plethico’s knowledge, any person named on Schedule A has effected any transaction in Natrol Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Tender and Support Agreements, and the transactions contemplated by those agreements, neither Plethico nor, to Plethico’s knowledge, any person named on Schedule A has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to Plethico’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of Natrol, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Natrol.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and the Balbert Family Trust.

2.	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and Trisha Balbert.

3.	Agreement and Plan of Merger, dated as of November 18, 2007, by and among Plethico, Nutra Acquisition Company, Inc. and Natrol.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2007

PLETHICO PHARMACEUTICALS LIMITED

By:	/s/ Sanjay Pai
Name:	Sanjay Pai
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1.	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and the Balbert Family Trust.

2.	Tender and Support Agreement, dated as of November 18, 2007, by and between Plethico and Trisha Balbert.

3.	Agreement and Plan of Merger, dated as of November 18, 2007, by and among Plethico, Nutra Acquisition Company, Inc. and Natrol.

SCHEDULE A

Set forth below is a list of the directors and executive officers of Plethico, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Plethico’s knowledge, all directors and officers listed below are citizens of India. Unless otherwise indicated below, the business address of each person is c/o Plethico Pharmaceuticals Limited, Sabnam House (Ground Floor), Plot No.A 15/16 Central Cross Road B, M.I.D.C., Andheri (East), Mumbai – 400093.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP

Mr.Shashikant Patel	Chairman & Managing Director	Indian

Mr.Chirag Patel	Wholetime Director & Chief Executive Officer	Indian

Ms.Gauravi Parikh	Executive Director	Indian

Mr.Rajiv Bedi	President	Indian

Mr.K.R.Krishnan	Assistant Vice President	Indian

Mr.Hemant Modi	Chief Operation Officer	Indian

Mr.Sanjay Pai	Chief Finance Officer	Indian

Mr. Sharad Kumar	Vice President – Works, prior thereto at Syncon formulations India Ltd., Indore	Indian

Mr.Manoj Javar	General Manager – CPD	Indian

Mr.Pramod Kishore Shrivastav	Independent Director; Chartered Accountant	Indian

Dr.Ghulam Nabi Qazi	Independent Director, prior thereto as Director at Regional Research Laboratories (CSIR), Jammu	Indian

Mr.Abhay Suhane	Independent Director; Independent Research Analyst—Commodities, Capital Markets and Derivatives	Indian

Mr.Ashok Sodhani	Independent Director; Director, Porwal Auto Components Limited	Indian

Mr.Pankaj Pabaiya	Company Secretary, prior thereto as Company Secretary at Ad-Manum Finance Ltd., Indore	Indian

SCHEDULE B

Certain Information Regarding the Principal Shareholders

The information set forth on this Schedule B relating to the Principal Shareholders is based on information contained in Natrol’s Schedule 14A filed with the Securities and Exchange Commission on November 1, 2007. While Plethico has no reason to believe that such information was not reliable as of its date, Plethico makes no representation or warranty with respect to the accuracy or completeness of such information.

Name and Citizenship	Present Principal Occupation and Business Address of such Organization	Business Address

The Balbert Family Trust Domestic Trust	The Balbert Family Trust is a revocable trust of which Elliot Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries.	Elliott Balbert Trustee of the Balbert Family Trust 6072 John Muir Road Hidden Hills, CA 91302

Trisha Balbert U.S. Citizen	Shares of common stock owned by Mr. Balbert’s daughter, for which Mr. Balbert disclaims beneficial ownership.	Trisha Balbert 123 East 37th Street, Apt 5C N.Y., NY 10016